Exhibit 99.1

TeliaSonera: Invitation to TeliaSonera's Analyst Conference Call for the Interim Report January - September 2007, on October 26, 2007

    STOCKHOLM, Sweden--(BUSINESS WIRE)--Oct. 18, 2007--Regulatory News:

    Invitation October 18, 2007

    TeliaSonera's (NASDAQ:TLSN) (HEX:TLS1V) (LSE:TEE) (STO:TLSN) Interim Report January - September 2007 will be announced on Friday October 26, 2007, at around 7:30 (CET).

    Mr Lars Nyberg, President and Chief Executive Officer of TeliaSonera and Mr Kim Ignatius, Executive Vice President and Chief Financial Officer of TeliaSonera will be holding a conference call later that day to review the results. You are cordially invited to participate in this conference call.

    Date: October 26, 2007 Time: 14:00 (CET)

    Slide presentation A slide presentation will be available on October 26 on TeliaSonera's web site: http://www.teliasonera.com/ir

    Dial-in information To ensure that you are connected to the conference call, please dial in a few minutes before the start of the conference call.

    Dial-in number: +44 (0)20 7162 0125 Participants should quote: TeliaSonera

    Replay number until November 10, 2007: +44 (0)20 7031 4064 Access code: 770617

    See also the separate invitation to the press conference at 10:15 (CET) the same day where you have the possibility to listen in and attend the Q&A session via a conference call.

    Best regards, Martti Yrjo-Koskinen, Head of Investor Relations, TeliaSonera AB Phone: +46 8 504 551 13

    TeliaSonera is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, TeliaSonera launched mobile services in Spain. We provide reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and at the end of March 2007 the total number of customers exceeded 100 million in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com.

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    CONTACT: TeliaSonera's Press office, +46-(0)8-713 58 30